Exhibit 99.1

                  Contact: Jim Taft (Media) (310) 201-3335
                           Gaston Kent (Investors) (310) 201-3423

         For Immediate Release

         NORTHROP GRUMMAN DISCUSSING AMENDMENT
         -------------------------------------
         TO POST-TENDER MERGER TERMS FOR LITTON STOCK
         --------------------------------------------

              LOS ANGELES -- Jan. 16, 2001 -- Northrop Grumman Corporation (NYSE: NOC) announced today that it is holding discussions with Litton Industries Inc. (NYSE: LIT) and Litton's largest shareholder, Unitrin Inc. (NASDAQ: UNIT), to potentially amend the post-tender merger terms of its previously announced tender offer for all outstanding shares of Litton stock. The amendment would include the option for Litton shareholders to receive a limited number of shares of Northrop Grumman stock on a tax-free basis in lieu of cash.

              If such an amendment is implemented, it is not expected to affect the pending cash tender offer for all of Litton's outstanding stock, which commenced on Jan. 5, 2001, and will expire on Feb. 2, 2001, unless extended. Northrop Grumman and Litton jointly announced on Dec. 21, 2000, that they had signed a definitive agreement under which Northrop Grumman will acquire for cash all Litton common stock for $80 per share and Series B preferred stock for $35 per share in a transaction valued at approximately $5.1 billion, which includes the assumption of Litton's $1.3 billion in net debt.

              The amendment under discussion would provide Litton shareholders with the opportunity to receive stock of the combined company in a second step merger designed to allow a tax-free exchange for shares of Litton common stock for Northrop Grumman stock. The stock offering would consist of not more than 14 million shares of

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         NORTHROP GRUMMAN DISCUSSING AMENDMENT
         -------------------------------------
         TO POST-TENDER MERGER TERMS FOR LITTON STOCK
         --------------------------------------------

         common stock and approximately $350 million of new convertible preferred Northrop Grumman stock. Stockholders electing to receive stock in the merger would be subject to proration if such elections exceeded the amount of stock made available. All Litton common stock not exchanged for Northrop Grumman stock would be exchanged for $80 per share in cash. As part of the amendment, the parties would seek to avoid any discrepancy between the value of the stock issued in the second step merger and the $80 per share cash price.

              Northrop Grumman also stated that because of the complex issues involved, there is no assurance that the amendment under discussion will be implemented. If an amendment is not agreed upon, Northrop Grumman and Litton will continue the current tender offer and associated merger as previously announced.

              Northrop Grumman stated that the amendment would not affect the value of the transaction as previously reported and that the company continues to expect the acquisition will be 7 to 10 percent accretive to economic earnings (earnings excluding pension income and amortization) and neutral to GAAP earnings per share in 2001. The company said it expects the acquisition to be double-digit accretive to both economic and GAAP earnings per share in 2002 and beyond.

              Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 1999 (restated) and has a workforce of approximately 39,000 employees.

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         NORTHROP GRUMMAN DISCUSSING AMENDMENT
         -------------------------------------
         TO POST-TENDER MERGER TERMS FOR LITTON STOCK
         --------------------------------------------

         Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information (that the company believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include the company's ability to successfully integrate the operations of Litton, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

         If the amendment is adopted, the company will file the appropriate documentation with the Securities and Exchange Commission and will distribute a supplement to the offering materials to Litton shareholders. Litton shareholders are urged to read carefully the complete offering materials which contain important information.

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